                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   __________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                   TO RULES 13d-1(b) AND (c)  AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2
                            (Amendment No. _____)/1/



                         Wesley Jessen VisionCare, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  951018 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   __________
________________________
     /1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 19 Pages

-----------------------                                  ---------------------
  CUSIP NO.  951018100                 13G                 PAGE 2 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BAIN CAPITAL FUND IV, L.P.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 04-3185934
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          2,996,036 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          2,996,036 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
         2,996,036 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                         [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
         17.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
          PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  951018100               13G                   PAGE 3 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BAIN CAPITAL FUND IV-B, L.P.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 04-3185924
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          3,428,678 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          3,428,678 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,428,678 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      19.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  951018100               13G                  PAGE 4 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BAIN CAPITAL PARTNERS IV, L.P.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 04-3186657
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          6,424,714 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          6,424,714 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      6,424,714 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      36.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO. 951018100                  13G                 PAGE 5 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BAIN CAPITAL INVESTORS, INC.
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 04-3186655
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             6,424,714 (See Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          6,424,714 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      6,424,714 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      36.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  951018100              13G                    PAGE 6 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

 1    W. MITT ROMNEY
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             7,450,481 (See Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          7,450,481 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      7,450,481 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

      42.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  951018100              13G                    PAGE 7 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

 1    JOSHUA BEKENSTEIN
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,025,767 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                           1,025,767 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,025,767 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  951018100              13G                    PAGE 8 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

 1    BCIP ASSOCIATES

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 04-3109427
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            None

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          479,494 (See Item 4)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          479,494 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      479,494 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      2.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  ---------------------
  CUSIP NO.  951018100              13G                    PAGE 9 OF 19 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON

 1    BCIP ASSOCIATES, L.P.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 04-3109428


------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             546,273 (See Item 4)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             None

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                           546,273 (See Item 4)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
       546,273 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      3.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13G


Item 1(a).     Name of Issuer:

               Wesley Jessen VisionCare, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               333 East Howard Avenue
               Des Plaines, Illinois  60018-5903

Item 2(a).     Name of Person Filing:

                    This Schedule 13G is being jointly filed by each of the
               following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Bain Capital Fund IV, L.P. ("BCF-IV"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 2,996,036 shares of common stock, par value $.01 per share (the "Common Stock"), of Wesley Jessen VisionCare, Inc., a Delaware corporation (the "Company"); (ii) Bain Capital Fund IV-B, L.P. ("BCF-IV-B"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 3,428,678 shares of Common Stock; (iii) Bain Capital Partners IV, L.P. ("BCP"), a Delaware limited partnership, as the sole general partner of BCF-IV and BCF-IV-B; (iv) Bain Capital Investors, Inc. ("BCI"), a Delaware corporation, as the sole general partner of BCP; (v) W. Mitt Romney ("Mr. Romney"), an individual, as the sole shareholder of BCI and as a member of the Management Committee of BCIP and BCIPT (both as defined herein);
               (vi) Joshua Bekenstein ("Mr. Bekenstein"), an individual, as a member of the Management Committee of BCIP and BCIPT; (vii) BCIP Associates ("BCIP"), a Delaware general partnership, by virtue of its direct beneficial ownership of 479,494 shares of Common Stock; and (viii) BCIP Trust Associates, L.P. ("BCIPT"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 546,273 shares of Common Stock. BCF-IV, BCF-IV-B, BCIP and BCIPT are hereinafter collectively referred to as the "Funds," and together with BCP, BCI, Mr. Romney and Mr. Bekenstein are hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated February 6, 1998, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Act.

                              Page 10 of 19 Pages

                    The Reporting Persons may be deemed to constitute a "group"
               for purposes of Section 13(d)(3) of the Act as a result of such Reporting Persons being persons associated with Bain Capital, Inc., a Delaware corporation ("Bain Capital"), which is a management company. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

Item 2(b).     Address of Principal Business Office or, if none, Residence:

                    The address of the principal business office of each of the
               Reporting Persons is c/o Bain Capital, Inc., Two Copley Place, Boston, MA 02116.

Item 2(c).     Citizenship:

                    Each of the Funds and BCP are partnerships organized under the laws of the State of Delaware; BCI is a corporation organized under the laws of the State of Delaware and both Mr. Romney and Mr. Bekenstein are citizens of the United States.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share.

Item 2(e).     CUSIP No.:

               951018 10 0

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

               Not Applicable.

Item 4.        Ownership:

               (a)-(c). Each Reporting Person named in response to Item 2 hereof has, as of December 31, 1997, shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Common Stock as follows:

                    Bain Capital Fund IV, L.P. BCF-IV has the shared power to
               vote and to dispose of 2,996,036 shares of Common Stock currently held by BCF-IV, constituting approximately 17.0% of the outstanding Common Stock.


                              Page 11 of 19 Pages

               Bain Capital Fund IV-B, L.P. BCF-IV-B has the shared power to vote and to dispose of 3,428,678 shares of Common Stock currently held by BCF-IV-B, constituting approximately 19.4% of the outstanding Common Stock.

               Bain Capital Partners IV, L.P. BCP, as the sole general partner of BCF-IV and BCF-IV-B, may be deemed to have the shared power to vote and to dispose of 6,424,714 shares of Common Stock currently held by BCF-IV and BCF-IV-B, which constitutes approximately 36.4% of the outstanding Common Stock. The filing of this Schedule 13G by BCP shall not be considered an admission that BCP is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by BCF-IV or BCF-IV-B.

               Bain Capital Investors, Inc. BCI, as the sole general partner of BCP, may be deemed to have the shared power to vote and to dispose of 6,424,714 shares of Common Stock currently held by BCF-IV and BCF-IV-B, which constitutes approximately 36.4% of the outstanding Common Stock. The filing of this Schedule 13G by BCI shall not be considered an admission that BCI is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by BCF-IV or BCF-IV-B.

               W. Mitt Romney. Mr. Romney, as the sole stockholder of BCI, may be deemed to have the shared power to vote and to dispose of 6,424,714 shares of Common Stock currently held by BCF-IV and BCF-IV-B. In addition, Mr. Romney serves as a member of the Management Committee of BCIP and BCIPT and, in such capacity, may be deemed to have the shared power to vote and dispose of the 1,025,767 shares of Common Stock currently held by BCIP and BCIPT. In total, these shares of Common Stock held by the Funds constitute approximately 42.2% of the outstanding Common Stock. The filing of this Schedule 13G by Mr. Romney shall not be considered an admission that Mr. Romney is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by the Funds.

               Joshua Bekenstein. Mr. Bekenstein, as a member of the Management Committee of BCIP and BCIPT, may be deemed to have the shared power to vote and dispose of the 1,025,767 shares of Common Stock currently held by BCIP and BCIPT, which constitutes approximately 5.8% of the outstanding Common Stock. The filing of this Schedule 13G by Mr. Bekenstein shall not be considered an admission that Mr. Bekenstein is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of such shares held by BCIP or BCIPT.

                              Page 12 of 19 Pages

               BCIP Associates. BCIP has the shared power to vote and to dispose of 479,494 shares of Common Stock currently held by BCIP, which constitutes approximately 2.7% of the outstanding Common Stock.

               BCIP Trust Associates, L.P. BCIPT has the shared power to vote and to dispose of 546,273 shares of Common Stock currently held by BCIPT, which constitutes approximately 3.1% of the outstanding Common Stock.

               Pursuant to Rule 13d-5(b)(1) under the Exchange Act, the Reporting Persons may be deemed as a group to have beneficial ownership of 7,450,481 shares of Common Stock, the aggregate number of shares of Common Stock held by the Reporting Persons, representing approximately 42.2% of the outstanding Common Stock as of December 31, 1997. Except as otherwise specifically noted, all of the percentages calculated in this Schedule 13G are based upon an aggregate of 17,647,028 shares of Common Stock outstanding as of November 10, 1997, as disclosed in the Company's Quarterly Report on Form 10-Q for the Quarterly Period Ended September 30, 1997. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

Item 5.   Ownership of Five Percent or Less of a Class:

          If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities,
          check the following [   ].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:

          See response to Item 4. Any such interest does not relate to more than five percent of the Common Stock outstanding as of December 31, 1997.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:

          Not Applicable.

                              Page 13 of 19 Pages

Item 9.   Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certification:

          Not Applicable.

                              Page 14 of 19 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  February 6, 1998

                                            BAIN CAPITAL FUND IV, L.P.

                                            By:  Bain Capital Partners IV, L.P.
                                            Its: General Partner

                                            By:  Bain Capital Investors, Inc.
                                            Its: General Partner


                                            By:  /s/ W. Mitt Romney
                                                ----------------------------
                                                 A Managing Director



                                            BAIN CAPITAL FUND IV-B, L.P.

                                            By:  Bain Capital Partners IV, L.P.
                                            Its: General Partner

                                            By:  Bain Capital Investors, Inc.
                                            Its:  General Partner


                                            By:  /s/ W. Mitt Romney
                                                ----------------------------
                                                 A Managing Director


                                            BAIN CAPITAL PARTNERS IV, L.P.

                                            By:  Bain Capital Investors, Inc.
                                            Its:  General Partner


                                            By:  /s/ W. Mitt Romney
                                                ----------------------------
                                                 A Managing Director



                              Page 15 of 19 Pages

                                         BAIN CAPITAL INVESTORS, INC.


                                         By:  /s/ W. Mitt Romney
                                              ----------------------------
                                               Name:   W. Mitt Romney
                                               Title:  President and Chief
                                                       Executive Officer


                                                  /s/ W. Mitt Romney
                                              ----------------------------
                                                     W. Mitt Romney


                                                  /s/ Joshua Bekenstein
                                              ----------------------------
                                                      Joshua Bekenstein


                                         BCIP ASSOCIATES


                                         By:  /s/ W. Mitt Romney
                                              -----------------------------
                                               A General Partner


                                         BCIP TRUST ASSOCIATES, L.P.


                                         By:  /s/ W. Mitt Romney
                                              -----------------------------
                                               A General Partner


                              Page 16 of 19 Pages

                                                                       Exhibit A
                                                                       ---------


                    AGREEMENT REGARDING THE JOINT FILING OF
                                  SCHEDULE 13G

                             _____________________


The undersigned hereby agree as follows:

          (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

          (ii) Each of them is responsible for the timely filing of such
Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 6, 1998                   BAIN CAPITAL FUND IV, L.P.

                                          By:  Bain Capital Partners IV, L.P.
                                          Its: General Partner

                                          By:  Bain Capital Investors, Inc.
                                          Its: General Partner


                                          By:  /s/ W. Mitt Romney
                                               -----------------------------
                                                A Managing Director


                              Page 17 of 19 Pages

                                             BAIN CAPITAL FUND IV-B, L.P.

                                             By:  Bain Capital Partners IV, L.P.
                                             Its: General Partner

                                             By:  Bain Capital Investors, Inc.
                                             Its: General Partner


                                             By:  /s/ W. Mitt Romney
                                                  -------------------------
                                                   A Managing Director

                                             BAIN CAPITAL PARTNERS IV, L.P.

                                             By:  Bain Capital Investors, Inc.
                                             Its: General Partner


                                             By:  /s/ W. Mitt Romney
                                                  -------------------------
                                                   A Managing Director


                                             BAIN CAPITAL INVESTORS, INC.


                                             By:  /s/ W. Mitt Romney
                                                  ------------------------
                                                   Name:  W. Mitt Romney
                                                   Title: President and Chief
                                                          Executive Officer



                                                  /s/ W. Mitt Romney
                                             -----------------------------
                                                      W. Mitt Romney


                                                  /s/ Joshua Bekenstein
                                             -----------------------------
                                                      Joshua Bekenstein



                              Page 18 of 19 Pages

                                              BCIP ASSOCIATES


                                              By:  /s/ W. Mitt Romney
                                                   ------------------------
                                                    A General Partner


                                              BCIP TRUST ASSOCIATES, L.P.


                                              By:  /s/ W. Mitt Romney
                                                   ------------------------
                                                    A General Partner

                              Page 19 of 19 Pages